SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______ to _______

Commission file number 1-12504

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below: The                Macerich Property Management Company Profit Sharing Plan

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401

REQUIRED INFORMATION

The Macerich Property Management Company Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of Holthouse Carlin & Van Trigt LLP with respect to the annual financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf on this 26th day of June 2002, by the undersigned hereunto duly authorized.

                                              THE MACERICH PROPERTY MANAGEMENT
                                              COMPANY PROFIT SHARING PLAN

                                              By: /s/ Richard A. Bayer
                                              ------------------------------------
                                              Richard A. Bayer, Trustee

                                              By: /s/ Arthur M. Coppola
                                              ------------------------------------
                                              Arthur M. Coppola, Trustee

                                              By: /s/ Thomas E. O'Hern
                                              ------------------------------------
                                              Thomas E. O'Hern, Trustee
THE MACERICH
PROPERTY MANAGEMENT COMPANY
PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

DECEMBER 31, 2001

WITH

INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTARY INFORMATION

INDEX TO FINANCIAL STATEMENTS

Notes to Financial Statements.......................................................................................... 4-8
Supplementary Information............................................................................................. 9-11
Independent Auditors' Report

To the Administrative Committee of
The Macerich Property Management Company Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of The Macerich Property Management Company Profit Sharing Plan and Trust as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of The Macerich Property Management Company Profit Sharing Plan and Trust as of December 31, 2001 and 2000, and the changes in the net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying index, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Holthouse Carlin & Van Trigt LLP

Westlake Village, California
June 18, 2002

THE MACERICH PROPERTY MANAGEMENT COMPANY
PROFIT SHARING PLAN AND TRUST
 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
 DECEMBER 31, 2001 AND 2000

                                        ASSETS

                                                       December 31
                                               2001                   2000
                                       ------------------    ------------------
INVESTMENTS, at fair value
     Alger Capital Appreciation Fund          $ 364,840            $  205,560
     Fidelity Puritan Fund                           47                   123
     Fidelity Growth and Income Fund          3,791,942             3,905,734
     Goldman Sachs Capital Growth Fund          606,360               466,366
     Macerich Common Stock Fund                 293,486               124,402
     Putnam Global Growth Fund                1,667,353             2,570,965
     Reliastar Balanced Value Fund            1,737,953             1,523,703
     Reliastar Fixed Interest Fund            2,268,537             1,703,328
     Salomon Brothers Capital Fund              705,738               409,337
                                       ------------------    ------------------
                                             11,436,256            10,909,518
                                       ------------------    ------------------
RECEIVABLES
     Employer contribution                    1,059,178               926,717
                                       ------------------    ------------------

         Total Assets                       $ 12,495,435          $ 11,836,235
                                       ------------------    ------------------

                                    LIABILITIES

BENEFITS PAYABLE                                      -                      -
                                      -------------------    ------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS      $ 12,495,435          $ 11,836,235
                                      ===================    ==================
The accompanying notes are an integral part of these statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY
PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

                                                              For the Year Ended
                                                               December 31, 2001
                                                               -----------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

     Employer contribution                                         $ 1,059,178
     Participants' contribution                                      1,656,515
     Investment income:
         Dividend and interest income                                   93,680
         Net (depreciation) appreciation of fair value of
         investments                                                (1,182,962)
                                                                   ------------
                                                                     1,626,411

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                                     967,211
                                                                   ------------

NET INCREASE IN PLAN NET ASSETS                                        659,200

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

BEGINNING OF YEAR                                                   11,836,235
                                                                  -------------
END OF YEAR                                                       $ 12,495,435
                                                                 ===============
The accompanying notes are an integral part of this statement.

THE MACERICH PROPERTY MANAGEMENT COMPANY
PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF PLAN

The following description of The Macerich Property Management Company Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants and other interested parties should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution pension plan covering substantially all employees of The Macerich Property Management Company LLC and participating affiliates (the "Company", the "Employer" and the "Plan Administrator"). The Plan is subject to regulations set forth by the Department of Labor under the Employee Retirement Income Security Act of 1974 ("ERISA").

Administration

The Company has designated an Administrative Committee (the "Committee" and the "Trustees"), consisting of Richard Bayer, General Counsel, Arthur Coppola and Thomas O'Hern, officers of the Company. Among other duties, it is the responsibility of the Committee to select and monitor performance of investments and maintain certain administrative records. The committee approved ReliaStar Life Insurance Company (the "Custodian") to receive plan contributions from the Company and invest and safeguard the Plan's assets held for investment purposes as directed by the committee.

Employee Participation and Eligibility

All employees of the Company may become eligible to participate in the Plan, provided the employee is twenty-one years of age, has completed one year of employment during which at least 1,000 hours of service were provided, and is not covered by a collective bargaining agreement which has made retirement benefits available. The plan was amended on December 1, 2000 to change the plan entry periods. Effective January 1, 2001, an eligible employee may enter the Plan on January 1, April 1, July 1 or October 1, which follows satisfaction of the eligibility requirements.

The Plan permits employees of newly acquired properties credit for years of service earned prior to Macerich's ownership. If this credit for prior service allows the acquisition employee to meet Plan eligibility requirements, they are granted the option of entering the Plan on the first day of the month following their date of hire.

Contributions

Participants are permitted to defer up to 15% of their salary, as defined in the Plan. The Company may make discretionary contributions to the Plan from the net profits of the current year and accumulated earnings from prior years, in one or more installments. In no event shall the contribution by the Company exceed fifteen percent (15%) of the participants' compensation for any Plan year. For the year ended December 31, 2001 the Company contributed three percent (3%) of the participants' compensation totaling $1,059,178.

THE MACERICH PROPERTY MANAGEMENT COMPANY
 PROFIT SHARING PLAN AND TRUST
 NOTES TO FINANCIAL STATEMENTS
 (CONTINUED)

NOTE 1: DESCRIPTION OF PLAN (CONTINUED)

Vesting Provisions

The Plan was amended on December 1, 2000 to change the vesting provisions. Company contributions to the Plan became 100% vested as of January 1, 2001.

Forfeitures

Participants who terminated employment prior to January 1, 2001, and not fully vested under the terms of the Plan up to that date, forfeit all non-vested benefits, as defined in the Plan. Forfeitures are generally added to the profit sharing contributions made by the Company for the following plan year, and are allocated proportionately to all eligible participants based on pay. For the year ended December 31, 2001, forfeitures of $85,294 were allocated to eligible participants' accounts.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution, Plan earnings and forfeitures, and charged with any withdrawals or distributions requested by the participant, investment losses and allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account

Benefit Payments

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments as permitted and defined under the Plan. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

The Plan also permits distributions for Hardships, as defined in the Plan.

Tax Status

The Plan obtained its latest determination letter on June 10, 2002, in which the Internal Revenue Service stated that the Plan, as amended, is in compliance with the applicable requirements of the Internal Revenue Code.

THE MACERICH PROPERTY MANAGEMENT COMPANY
 PROFIT SHARING PLAN AND TRUST
 NOTES TO FINANCIAL STATEMENTS
 (CONTINUED)

NOTE 1: DESCRIPTION OF PLAN (CONTINUED)

Plan Expenses

All administrative expenses of the Plan are paid by the Company, or, at the election of the Company, from the Plan trust fund. For the year ended December 31, 2001, there were no administrative expenses paid from the Plan trust fund. The investment options have certain management fees, which reduce the overall return on assets. The net depreciation on investments is reflected net of the management fees.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

In compliance with the requirements of ERISA, cash and equity funds are reported at fair value, and guaranteed insurance contracts are at contract value. The investments and changes therein of the trust funds have been reported to the Plan by the custodian using fair value. Contract value represents contributions made under the contract plus interest at the contract rate, less funds used to pay benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

The Plan has exposure to risk to the extent that its investments are subject to market fluctuations that may materially affect the value of the investment balances.

Benefits Payable to Former Participants

The American Institute of Certified Public Accountants (AICPA) has issued guidelines regarding amounts due to former plan participants but not paid by year-end. The AICPA requires these amounts to be classified as net assets available for benefits, and not as liabilities of the Plan. Included in net assets available for Plan benefits at December 31, 2001, are amounts which may become payable to participants who are not active participants of the Plan.

THE MACERICH PROPERTY MANAGEMENT COMPANY
 PROFIT SHARING PLAN AND TRUST
 NOTES TO FINANCIAL STATEMENTS
 (CONTINUED)

NOTE 3: INVESTMENTS

Participants may choose to direct the investments of their accounts from the following:

Reliastar Fixed Interest Fund

This Fund, a guaranteed interest contract, provides investors with stable, long-term investment growth with minimal risk. All money deposited into a certificate earns a guaranteed rate of return, credited daily until maturity. For 2001, interest rates ranged from 5.0% to 5.2%. The Fund invests in corporate and government bonds as well as mortgage backed securities. To maintain liquidity the Fund holds a portion of assets in cash and cash equivalents.

Reliastar Balanced Value Fund

This Fund invests in both fixed income securities and common stocks with an overall objective to provide a combination of growth of capital and investment income. The Fund may invest up to 25% of total assets in lower grade high-yield securities or junk bonds. To provide liquidity, the Fund also holds a portion of its assets in various types of U.S. Government securities and money market instruments.

Alger Capital Appreciation Fund

This Fund seeks long-term capital appreciation. The Fund normally invests at least 85% of assets in equity securities issued by companies of any size. Convertible securities acquired by the fund must be rated A or better. The Fund generally maintains up to 15% of assets in money-market instruments and repurchase agreements.

Goldman Sachs Capital Growth Fund

This Fund seeks to provide long-term growth of capital by investing at least 90% of its assets in a diversified portfolio of equity securities of well-known companies with strong brand franchises. While the Fund primarily invests in publicly traded U.S. securities it may invest up to 10% of its total assets in foreign securities.

Fidelity Growth & Income Fund

This Fund seeks long-term capital growth, current income and growth of income, consistent with reasonable investment risk. The Fund invests in securities of companies which offer growth of earnings potential while paying current dividends. This may include any combination of common stock, convertible securities, preferred stock and fixed income securities.

Putnam Global Growth Fund

This Fund seeks to limit the risks of currency fluctuations and political events by spreading its investments among countries around the world including the United States. Putnam's growth portfolio analysts seeks to identify companies with a strong growth potential for having above average growth over time.

THE MACERICH PROPERTY MANAGEMENT COMPANY
 PROFIT SHARING PLAN AND TRUST
 NOTES TO FINANCIAL STATEMENTS
 (CONTINUED)

Salomon Brothers Capital Fund

This Fund seeks capital appreciation through investments primarily in common stock, or securities convertible into common stock, which are believed to have above average price appreciation potential and which may also involve above average risk. The Fund invests in the stocks of well known companies, relatively small and newer companies as well as in new issues and may be subject to wide fluctuations in market value.

Macerich Company Common Stock Fund

This Fund seeks capital appreciation and dividend income through investment in common stock of The Macerich Company, the Plan Sponsor, and thus a related party and party-in-interest. The Fund allows Plan members the ability to participate in the ownership of their employer's common stock. Participants are directed not to allocate more than 25% of deferrals to the purchase of this investment.

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2001.

                               Fidelity Growth and Income Fund           $ 3,791,942
                              Putnam Global Growth Fund                   $ 1,667,353
                              Reliastar Balanced Value Fund                $ 1,737,953
                              Reliastar Fixed Interest Funds                  $ 2,268,537
                              Salomon Brothers Capital Fund               $ 705,738

NOTE 4: PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 5 SUBSEQUENT EVENTS

Effective January 28, 2002, the Plan's investments, at the direction of the Plan committee, were moved from Reliastar Life Insurance Company and placed with MFS Heritage Trust Company. In connection with the move to MFS Heritage Trust Company, except for The Macerich Company Common Stock, all investments offered through Reliastar Insurance Company were no longer offered and replaced with the following: Washington Mutual Investors Fund, Massachusetts Investors Growth Fund, Dreyfus Premier Large Company Fund, Franklin Growth Fund, Brinson Tactical Allocation Fund, MFS Total Return Fund, Mutual Qualified Fund, MFS New Discovery Fund, EuroPacific Growth Fund, Templeton Foreign Fund, MFS Government Securities Fund, and MFS Fixed Fund.

In connection with the termination of the Reliastar Fixed Interest Fund, Reliastar charged a market value adjustment, which the Company paid.

THE MACERICH PROPERTY MANAGEMENT COMPANY
 PROFIT SHARING PLAN AND TRUST
 EIN 95-4203908 PLAN NO. 001

SUPPLEMENTARY INFORMATION

SCHEDULES PROVIDED PURSUANT TO
THE DEPARTMENT OF LABOR RULES AND REGULATIONS

                    Note: Certain schedules required under the Employee Retirement Income Security Act of 1974 have been omitted                     as they are not applicable.

THE MACERICH PROPERTY MANAGEMENT COMPANY
PROFIT SHARING PLAN AND TRUST
EIN 95-4203908 PLAN NO. 001
SCHEDULE OF ASSETS (HELD AT YEAR END)
DECEMBER 31, 2001

    Identity of Issuer          Description of Investment            Market Value
 -------------------------    -------------------------------    --------------------

Alger                        Alger Capital Appreciation Fund          $  364,840
Fidelity                     Fidelity Puritan Fund                            47
Fidelity                     Fidelity Growth and Income Fund           3,791,942
Goldman Sachs                Goldman Sachs Capital Growth Fund           606,360
Macerich*                    Macerich Common Stock Fund                  293,486
Putnam                       Putnam Global Growth Fund                 1,667,353
Reliastar*                   Reliastar Balanced Value Fund             1,737,953
Reliastar*                   Reliastar Fixed Interest Fund             2,268,537
Salomon Brothers             Salomon Brothers Capital Fund               705,738
                                                                   -------------
                                                                    $ 11,436,256

*Indicates a party-in-interest
The accompanying notes are an integral part of this supplemental schedule.

Page 10                                                                                                                                                   Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401

           We consent to the incorporation by reference in the registration statements of The Macerich Company on Form S-3 (File No. 333-88718), Form S-3 (File No. 333-21157), Form S-3 (File No. 333-38721), Form S-3 (File No. 333-80129) and Forms S-8 of our report dated June 18, 2002, on our audits of the financial statements and supplemental schedule of The Macerich Property Management Company Profit Sharing Plan as of December 31, 2001 and for the year then ended, which report is included in the Annual Report on Form 11-K.

Holthouse Carlin & Van Trigt LLP
Westlake Village, California
June 25, 2002